SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 20, 2012

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated January 20, 2012 regarding “Ericsson appoints Ulf Ewaldsson new CTO”

ERICSSON APPOINTS ULF EWALDSSON NEW CTO

•	Effective February 1, 2012

•	Member of Ericsson’s Executive Leadership Team

•	Ewaldsson will continue R&D focus on wireless and IP

Ulf Ewaldsson is appointed Senior Vice President, Chief Technology Officer, Head of Group Function Technology & Portfolio Management at Ericsson (NASDAQ:ERIC), effective from February 1. Ewaldsson brings to this position more than 20 years of experience in product management, industry development and customer relationship.

Ulf Ewaldsson is currently Head of Product Area Radio within Ericsson’s Business Unit Networks and a member of Ericsson’s research board. In this position he has been instrumental in defining the creation of some of the products that reflect Ericsson’s technology leadership such as HSPA and LTE in the Radio Access Network (RAN), the multi-standard radio base station RBS6000 and the Antenna Integrated Radio Unit: AIR.

Hans Vestberg, President and CEO, Ericsson, says: “Ulf has spent more than 20 years in positions that have taken him very close to our customers and the development of the telecommunications industry. I am happy that he can now bring his vast experience from different markets and customers to lead our technology function in the shaping of the Networked Society, where everything that benefits from a connection will be connected.”

Ulf Ewaldsson says: “Ericsson has the industry leading research organization with a strong focus in the wireless area and the IP and application domain as well as being the industry driver and leader in open standardization and industry forums. I look forward to join this team and lead its continuous success.”

Ulf Ewaldsson graduated with Master’s degrees of Science in Engineering and Business Management from Linköping Institute of Technology in Sweden. He started within Ericsson in 1990 and had since held various management positions in the group including Head of Ericsson in different countries and key customer accounts. As part of his assignments he has been based in China, Japan, Hong Kong and Hungary.

Ulf Ewaldsson will be a member of Ericsson’s Executive Leadership team and will be based in Stockholm, Sweden. Therefore he will not take on the role as Head of Ericsson Silicon Valley, which Håkan Eriksson also had.

Hans Vestberg underlines the continued importance of the Silicon Valley operations:

“Ericsson continues to have a strong commitment to our operations in Silicon Valley. Our operation in San Jose remains the center of our IP business - We will continue to drive the convergence of fixed, mobile and Internet from Silicon Valley and focus on strengthening partnerships in the areas of both hardware and software, Internet applications as well as in the PC industry”, he concludes.

NOTES TO EDITORS:

Bio and photos of Ulf Ewaldsson can be found at:

www.ericsson.com/thecompany/corporate_governance/company_management/ulf_ewaldsson

Ericsson’s multimedia content is available at the broadcast room:

www.ericsson.com/broadcast_room

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has the leading position in managed services. The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of being the “prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 180 countries, more than 90,000 employees generated revenue of SEK 203.3 billion (USD 28.2 billion) in 2010. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on NASDAQ OMX, Stockholm and NASDAQ New York

www.ericsson.com

www.twitter.com/ericssonpress

www.facebook.com/technologyforgood

www.youtube.com/ericssonpress

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on January 20, 2012 at 8:00 am.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson Senior Vice President and General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman Senior Vice President Corporate Communications

Date: January 20, 2012